# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc, CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 LAYTON AVENUE, 12TH FLOOR, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0000950170-25-006492
Filed by CIK 0002036637
Persons authorized to receive notices and communications: AI Catalyst Fund, LP, Attention: David Mounts Gonzales, 1 W 4th Street, Suite 740, Winston-Salem, North Carolina (NC), 27101, 336-278-1935; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- AI Catalyst Fund, LP (CIK 0002036637): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
- The AI Catalyst Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
- Gonzales David Mounts (CIK 0001996777): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ModivCare Inc
Address of issuer's principal executive offices: 6900 LAYTON AVENUE, 12TH FLOOR, DENVER, Colorado (CO), 80237

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 6, 2025, the Issuer appointed Mr. Mounts Gonzales as a member of the Board of Directors of the Issuer, effective March 7, 2025.

## Signatures
- AI Catalyst Fund, LP: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member of The AI Catalyst Fund GP, LLC, the General Partner of The AI Catalyst Fund, LP (03/07/2025)
- The AI Catalyst Fund GP, LLC: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member (03/07/2025)
- Gonzales David Mounts: /s/ David Mounts Gonzales, David Mounts Gonzales (03/07/2025)